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                                  CATUITY, INC.

                                December 21, 2005


Ms. Barbara C. Jacobs                                              Via Facsimile
Mr. Daniel Lee
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


         Re: Catuity, Inc., Registration Statement on Form S-3 for 1,048,480 shares of common stock (Registration No: 333-128600)

Dear Ms. Jacobs and Mr. Lee:

         Pursuant to Rule 461, request is hereby made that the above-referenced registration statement (the "Registration Statement") be declared effective by the end of the business day on Friday, December 23, 2005 or as soon thereafter possible. The undersigned is aware of the responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement. In addition, the Company acknowledges that:

- Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

- The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you.

                                     Very truly yours,

                                     CATUITY, INC.


                                     By: /s/ JOHN H. LOWRY
                                         ---------------------------------------
                                         John H. Lowry, Chief Financial Officer